Exhibit 2
AMERISTAR CASINOS, INC.
3773 Howard Hughes Parkway
Suite 490 South
Las Vegas, NV 89169
February 27, 2011
Estate of Craig H. Neilsen
c/o Ameristar Casinos, Inc.
16633 Ventura Boulevard, Suite 1050
Encino, California 91436
Attention:  Mr. Ray H. Neilsen
                  Mr. Gordon R. Kanofsky
     Re:     Repurchase Transaction
Dear Mr. Neilsen and Mr. Kanofsky:
     The parties to this letter agreement (this “Letter Agreement”), Ameristar Casinos, Inc., a Nevada corporation (the “Company”), and the Estate of Craig H. Neilsen (the “Seller”), wish to document their agreement pursuant to which, subject to and in accordance with the terms and conditions set forth in this Letter Agreement and Annex A attached hereto (the “Term Sheet”), which terms and conditions are incorporated into and shall be considered part of this Letter Agreement, the Seller agrees to sell to the Company, and the Company agrees to purchase from the Seller, certain shares of the Company’s common stock owned by the Seller as further described in the Term Sheet. It is the parties’ intention to negotiate and execute a mutually acceptable definitive agreement (the “Definitive Agreement”) governing the Transactions (as defined in the Term Sheet), however, the parties agree that the provisions set forth in this Letter Agreement, including the Term Sheet, shall constitute a binding agreement between the parties. The parties covenant and agree to work in good faith to negotiate and execute the Definitive Agreement as quickly as possible and to consummate the Transactions as expeditiously as possible, but they further agree that the failure to do so shall in no way limit, alter or impact the contractual requirements set forth in this Letter Agreement. The parties hereby stipulate that this Letter Agreement (including the Term Sheet) includes all of the material terms with respect to the Transactions, notwithstanding that certain terms remain to be negotiated and described in the Definitive Agreement.
     This Letter Agreement shall be treated as “Evaluation Material” and accorded confidentiality protection as provided in the confidentiality and non-disclosure agreement, entered into as of September 7, 2007, between the Company and Seller (the “Confidentiality Agreement”), which shall remain in full force and effect and shall be binding on the parties hereto. It is the intention of the parties to make a mutually acceptable public announcement regarding this Letter Agreement and the Transactions following the execution of this Letter Agreement. Notwithstanding the foregoing, neither the Company nor the Seller will make any public announcement regarding the Transactions or the existence or contents of this Letter Agreement without the prior approval of the other, subject to requirements of law or regulatory bodies or to applicable listing rules.

     This Letter Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior or contemporaneous agreements and understandings, both written and oral, between the parties with respect to the subject matter thereof. The terms and conditions of this Letter Agreement may not be amended, changed, supplemented or otherwise modified except by an instrument in writing specifically designated as an amendment thereto, signed on behalf of each party. Notwithstanding the foregoing, the parties to this Letter Agreement acknowledge and agree that the execution and delivery of this Letter Agreement and the Definitive Agreement shall not in any way modify the provisions of any existing agreement between the Company and any person (including any representative of the Seller), or of the Company’s articles of incorporation and bylaws, as the same relate to such person’s rights as a director or officer of the Company, in his or her capacity as such, to indemnification by, and/or advancement of expenses from, the Company.
     This Letter Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Nevada, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Nevada.
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     If you are in agreement with the foregoing, please sign and return one copy of this Letter Agreement, which thereupon will constitute our agreement with respect to its subject matter.

Very truly yours, AMERISTAR CASINOS, INC.
By:	/s/ Larry A. Hodges
	Name:	Larry A. Hodges
	Title:	President and Chief Operating Officer

Acknowledged and Agreed as of February 27, 2011:
/s/ Ray H. Neilsen
Ray H. Neilsen

Co-Executors and Co-Personal Representatives of the Estate of Craig H. Neilsen
/s/ Gordon R. Kanofsky
Gordon R. Kanofsky

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Annex A
Terms and Conditions
February 27, 2011

The Transactions
•    Subject to the terms and conditions set forth below, the Company will use its reasonable best efforts to arrange new debt facilities on terms and conditions satisfactory to the Company (the “New Financing”) with sufficient borrowing capacity to enable the Company to retire its existing senior credit facilities, retire or amend its existing senior notes and fund the purchase price of the Repurchase Transaction (as defined below).

•    Following successful completion of the New Financing, the Company will purchase from the Seller, and the Seller will sell to the Company, shares of the Company’s common stock owned by the Seller on the terms and subject to the conditions set forth below (the “Repurchase Transaction” and, together with the New Financing, the “Transactions”).

The consummation of the Transactions is referred to herein as the “Closing.”

Closing	The consummation of the Repurchase Transaction (the “Closing”) will occur on the third (3rd) business day following the satisfaction or waiver of all conditions to the parties’ obligations set forth below under the headings “Conditions to the Company’s Obligation to Consummate the Repurchase Transaction” and “Conditions to the Seller’s Obligation to Consummate the Repurchase Transaction” or such other date, time or place as the parties may mutually agree.

Purchase Price Per Share	$17.50 (the “Per Share Price”)

Total Shares Purchased	26,150,000 shares (the “Purchased Shares”)

Board of Directors	Following the Repurchase Transaction, the Company will no longer qualify under the “Controlled Company” exemption of the NASDAQ listing rules. Accordingly, the Company’s Board of Directors and its committees will be adjusted such that:

• A majority of the directors will be independent; and

• The Company will have an Audit Committee, a Nominating Committee and a Compensation Committee comprised solely of independent directors.

The Seller shall have no specific rights or privileges with respect to Board seats or the nomination of directors, other than those rights and privileges that inherently inure from the Seller’s ownership of the shares of Company common stock not purchased in the Repurchase Transaction (the “Remaining Seller Shares”).

Registration Rights	The Company acknowledges and confirms Seller’s existing registration rights pursuant to the Plan of Reorganization dated November 15, 1993 among the parties named therein. The Company and Seller agree to negotiate in good faith appropriate and reasonable modifications to the Seller’s existing registration rights with respect to the Remaining Seller Shares to accommodate, among other things, Seller’s ability, if it desires, to sell the Remaining Seller Shares on a continuous basis pursuant to an effective registration statement, including by way of a 10b5-1 plan or otherwise.

Lock-Up Agreements	The Company and the Seller agree to negotiate in good faith appropriate and reasonable modifications to the Seller’s existing registration rights to accommodate, in connection with any underwritten public offering of the Company’s common stock by the Company, a reasonable lock-up agreement requested by the underwriter(s) of such offering.

Representations & Warranties	The Definitive Agreement shall contain reasonable and customary representations and warranties from both the Company and the Seller with respect to the following:

• Organization;

• Authority;

• No Conflicts, Required Filings and Consents

• Finders Fees; and

• Title to Shares (Seller only).

Covenants
•   The Company shall use its reasonable best efforts to (i) obtain the New Financing on terms and conditions satisfactory to the Company and (ii) obtain all required regulatory, gaming and other approvals.

•   The parties shall cooperate reasonably and in good faith to negotiate and execute the Definitive Agreement as soon as practicable after the execution of the Letter Agreement and prior to the consummation of the Transactions.

• The Seller shall cooperate with the Company’s reasonable requests to assist it with obtaining the New Financing in its capacity as a stockholder of the Company.

Conditions to the Company’s Obligation to Consummate the Repurchase Transaction	The Company’s obligation to consummate the Repurchase Transaction is subject to the satisfaction of the following conditions:
• Receipt of all gaming, regulatory and other approvals required in connection with the Transactions;

•   Consummation of the New Financing on terms and conditions satisfactory to the Company, including immediate additional borrowing availability under a revolving bank credit facility (after giving effect to the payment of all fees and expenses associated with the New Financing) of at least $75 million;

• Receipt of a solvency opinion with respect to the Transactions immediately prior to Closing from the financial advisor engaged by the Transaction Committee of the Company’s board of directors;

• Satisfactory evidence that all liens on the Purchased Shares have been, or will be concurrently with the Closing, released;

• Continued accuracy of the Seller’s representations and warranties; and

•   The absence of any injunction, restraining order, ruling or other order issued by any court of competent jurisdiction or governmental entity preventing the consummation of any of the Transactions and the consummation of the Transactions will not violate Nevada Revised Statutes 78.288.

Conditions to the Seller’s Obligation to Consummate the Repurchase Transaction	The Seller’s obligation to consummate the Repurchase Transaction is subject to the satisfaction of the following conditions:
• Approval from the applicable probate court with respect to the Repurchase Transaction;

• Continued accuracy of the Company’s representations and warranties; and

• The absence of any injunction, restraining order, ruling or other order issued by any court of competent jurisdiction or governmental entity preventing the consummation of any of the Transactions.

Termination Provisions	The Letter Agreement and the Definitive Agreement may be terminated as follows:

(a) By the parties upon their mutual agreement;

(b) By either party, if a court of competent jurisdiction shall have issued an order permanently restraining or prohibiting the Transactions and such order shall have become final and nonappealable;

(c) By either party, if the Repurchase Transaction is not completed by June 30, 2011, subject to two (2) two-month extensions at the election of either party (so long as the electing party is not in material breach of this Letter Agreement or the Definitive Agreement) if the receipt of all gaming, regulatory or other approvals with respect to each of the New Financing and the Repurchase Transaction are the only remaining unsatisfied conditions to the consummation of the Transactions;

(d) By the Seller if the Company breaches, in any material respect, any of its obligations under the Letter Agreement or the Definitive Agreement and such breach cannot be or has not been cured within 30 days following delivery to the Company of written notice of such breach by the Seller; or

(e) By the Company if the Seller breaches, in any material respect, any of its obligations under the Letter Agreement or the Definitive Agreement and such breach cannot be or has not been cured within 30 days following delivery to the Seller of written notice of such breach by the Company.

Sale Proposal	If, prior to Closing, (a) the Company has received a proposal from a third party pursuant to which such third party would acquire at least eighty percent (80%) of the Company’s common stock at a price per share in excess of the Per Share Price (a “Sale Proposal) and (b) the Company enters a definitive agreement with respect to such Sale Proposal (a “Sale Agreement”), at least eight (8) business days prior to entering into such Sale Agreement, the Company shall notify the Seller regarding the Sale Proposal and the Seller shall have the right in its sole discretion unilaterally to have the Purchased Shares acquired, on the same basis as the other shares of the Company’s common stock, in the transaction contemplated by the Sale Proposal, exercisable by written notice by the Seller to the Company within five (5) business days after receipt of such notice from the Company (the “Tag-Along Right”). If the Seller elects to exercise the Tag-Along Right and the Sale Agreement provides for the acquisition of the Purchased Shares on the same basis as the other shares of the Company’s common stock, then the Company may, in its sole discretion, unilaterally (i) consistent with the Seller’s election of the Tag-Along Right, extend the Closing for any duration the Company elects, provided that if the Sale Agreement is terminated, the Closing must occur within six (6) months after such termination or (ii) terminate this Letter Agreement and/or the Definitive Agreement. If the Company enters into a Sale Agreement, then, in connection with any vote of the Company’s stockholders required to approve the transactions contemplated in the Sale Agreement, the Seller shall, and hereby agrees to, vote all of its shares of Company common stock, including the Purchased Shares if then outstanding, in a manner consistent with the recommendation of the Company Board with respect to the Sale Agreement in the absence of a superior proposal deemed such by the Company’s Board of Directors. If the Seller does not elect to exercise its Tag-Along Right, this Letter Agreement and/or the Definitive Agreement shall remain in full force and effect.

Expenses	Each party will be responsible for its own legal, accounting, investment banking and other expenses incurred by it in connection with the Transactions, whether or not any of the Transactions are consummated.